SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9/A
(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 3)

Microcell Telecommunications Inc.

(Name of Subject Company)

Microcell Telecommunications Inc.
(Name of Person(s) Filing Statement)

Class A Restricted Voting Shares
Class B Non-Voting Shares, Warrants 2005 and Warrants 2008
(Titles of Classes of Securities)

59501T882, 59501T874, 59501T163, 59501T171
(CUSIP Numbers of Classes of Securities)

Jocelyn Côté, Esq.
Vice President, Legal Affairs
Microcell Telecommunications Inc.
800 de La Gauchetière Street West, Suite 4000
Montreal, Quebec, H5A 1K3
Canada
(514) 937-2121
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

With Copies to:

David P. Falck, Esq. Pillsbury Winthrop LLP 1540 Broadway New York, NY 10036 (212) 858-1000	Marc B. Barbeau, Esq. Stikeman Elliott LLP 1155 Rene-Levesque Blvd. West Suite 4000 Montreal, Quebec H3B 3V2 Canada (514) 397-3000

Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer. ☐

Item 9. Exhibits
SIGNATURE
Press Release

     This Amendment No. 3 (the “Amendment No. 3”) hereby amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed by Microcell Telecommunications Inc., a Canadian corporation (the “Company” or “Microcell”) on September 30, 2004, as amended on October 20, 2004 and October 29, 2004 (collectively with this Amendment No. 3, the “Schedule 14D-9”) relating to the offers by Rogers Wireless Inc., a corporation incorporated under the Canada Business Corporations Act (“Rogers” or the “Offeror”) to purchase all of the outstanding Class A Restricted Voting Shares, Class B Non-Voting Shares, Warrants 2005 and Warrants 2008 of the Company (collectively, the “Securities”) on the basis of $35.00 per Class A Restricted Voting Share, $35.00 per Class B Non-Voting Share, $15.79 per Warrant 2005 and $15.01 per Warrant 2008, in each case, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Tender Offer Statement on Schedule TO (“Schedule TO”) filed by the Offeror with the Securities and Exchange Commission on September 30, 2004, as subsequently amended.

     In this Schedule 14D-9/A, except where otherwise noted, all references to “dollars” or “$” are to Canadian dollars.

     Except as otherwise indicated herein, the information set for in the Schedule 14D-9 remains unchanged. Capitalized terms used herein and not otherwise defined herein shall have the respective meanings given to such terms in the Schedule 14D-9.

Item 9.   Exhibits

EXHIBIT INDEX

Exhibit No.	Exhibit Name

(a)(1)*	Directors’ Circular, dated September 30, 2004, including opinions of Financial Advisors dated September 19, 2004.
(a)(2)	Offers to Purchase and Circular, dated as of September 30, 2004 (Incorporated by reference to Exhibit (a)(1)(i) to the Schedule TO).
(a)(3)	Letter of Acceptance and Transmittal for the Shares (Incorporated by reference to Exhibit (a)(1)(ii) to the Schedule TO).
(a)(4)	Letter of Acceptance and Transmittal for the Warrants (Incorporated by reference to Exhibit (a)(1)(iii) to the Schedule TO).
(a)(5)	Notice of Guaranteed Delivery for the Shares (Incorporated by reference to Exhibit (a)(1)(iv) to the Schedule TO).
(a)(6)	Notice of Guaranteed Delivery for the Warrants (Incorporated by reference to Exhibit (a)(1)(v) to the Schedule TO).
(a)(7)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (Incorporated by reference to Exhibit (a)(1)(vi) to the Schedule TO).
(a)(8)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (Incorporated by reference to Exhibit (a)(1)(vii) to the Schedule TO).
(a)(9)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 (Incorporated by reference to Exhibit (a)(1)(viii) to the Schedule TO).
(a)(10)*	Press Release issued by the Company on September 30, 2004.
(a)(11)	Press Release issued by Rogers on November 8, 2004.
(e)(1)	Support Agreement, dated as of September 19, 2004, between the Company and Rogers Wireless Communications Inc. (Incorporated by reference to the Form 6-K filed with the Securities and Exchange Commission by the Company on September 23, 2004).
(e)(2)*	Confidentiality Agreement among the Company, Rogers Communications Inc. and Rogers Wireless Communications Inc., dated July 14, 2004.
(g)	None.

*	previously filed

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MICROCELL TELECOMMUNICATIONS INC.

By:	/s/ Jocelyn Côté Name: Jocelyn Côté Title: Vice-President, Legal Affairs and Assistant Secretary

Dated: November 8, 2004

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